UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **July 11, 2003**

Boykin Lodging Company

(Exact Name of Registrant as Specified in its Charter)

Ohio	**001-11975**	**34-1824586**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio	**44115**
(Address of Principal Executive Offices)	(Zip Code)

(216) 430-1200

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS

On July 11, 2003, Boykin Lodging Company ("Boykin") sold its hotel located in Springfield, Oregon, for a price of $6.5 million to an unrelated third party. Net proceeds from the sale of approximately $6.2 million were used to pay off the outstanding balance of the Company's senior secured line of credit ($4.0 million), to pay a termination fee to Hilton Hotels Corporation accrued in accordance with the Modification Agreement entered into on April 30, 2003 ($0.7 million), and for general corporate purposes. The hotel previously was used as collateral for the Company's $130.0 million term loan. However, the collateral was released in connection with substitution of another property into the loan and therefore, no payment on the term loan was required in connection with the sale.

On June 18, 2003, Boykin sold its Holiday Inn hotel located in Cornelius, North Carolina, for a price of $2.55 million to an unrelated third party. Net proceeds from the sale of approximately $2.3 million were applied to the outstanding balance of the Company's $108.0 million term loan. Additional corporate funds of $0.3 million were also applied to the term loan.

On February 24, 2003, Boykin sold its Hampton Inn hotel located in Cornelius, North Carolina, for a price of $3.7 million to an unrelated third party. Net proceeds from the sale of approximately $3.5 million were applied to the outstanding balance of the Company's $108.0 million term loan. Additional corporate funds of $0.5 million were also applied to the term loan.

On February 18, 2003, Boykin sold its Hilton hotel located in Knoxville, Tennessee, for a price of $11.5 million to an unrelated third party. Net proceeds from the sale were approximately $11.3 million of which $10.25 million was applied to the outstanding balance of the Company's $108.0 million term loan. The remaining proceeds were used for general corporate purposes.

For each of the above sales, sales prices were the result of arms-length negotiations.

ITEM 7. INANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(a) Financial Statements of Business Acquired.

     None.

(b) Pro Forma Financial Information.

The following unaudited pro forma condensed consolidated financial information for Boykin Lodging Company give effect to the sale of the Hilton hotel in Knoxville, Tennessee, the Hampton Inn hotel located in Cornelius, North Carolina, the Holiday Inn hotel located in Cornelius, North Carolina, and the hotel located in Springfield, Oregon as well as the use of proceeds from the sales, as described in this Current Report on Form 8-K.

The March 31, 2003 unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if all previously unconsummated sales and the related debt reductions were effective March 31, 2003. The unaudited Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 2003, and for each of the years in the three year period ended December 31, 2002 assume the sale and the reduction of debt were effective as of the beginning of the fiscal year ended December 31, 2000.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the consolidated financial statements and related footnotes included in Boykin Lodging Company's 2002 Annual Report on Form 10-K and Boykin Lodging Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

THE FOLLOWING UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION IS PRESENTED FOR ILLUSTRATIVE PURPOSES ONLY AND IS NOT NECESSARILY AN INDICATION OF THE FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF BOYKIN LODGING COMPANY.

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2003
(unaudited, amounts in thousands, except share data)

| | Historical | Pro Forma Adjustments | | | | Pro Forma |
		(a) Hilton Knoxville	(a) Hampton Inn Cornelius	(b) Holiday Inn Cornelius	(c) Springfield	
Investment in hotel properties	$ 612,201	—	—	4,792	8,956	$ 598,453
Accumulated depreciation	(138,224)	—	—	(2,070)	(2,534)	(133,620)
Investment in hotel properties, net	473,977	—	—	2,722	6,422	464,833
Cash and cash equivalents	18,102	—	—	300	(6,190)(d)	23,992
Restricted cash	16,718	—	—	—	—	16,718
Accounts receivable, net of allowance for doubtful accounts	14,360	—	—	13	117	14,230
Rent receivable from lessees	311	—	—	—	—	311
Inventories	2,035	—	—	14	34	1,987
Deferred financing costs and other, net	2,579	—	—	64	—	2,515
Investment in unconsolidated joint ventures	16,570	—	—	—	—	16,570
Other assets	11,756	—	—	42	182	11,532
	$ 556,408	—	—	3,155	565	$ 552,688
LIABILITIES AND SHAREHOLDERS' EQUITY						
Term notes payable	$ 260,952	—	—	2,625	—	$ 258,327
Accounts payable and accrued expenses	39,357	—	—	97	473	38,787
Dividends/distributions payable	4,851	—	—	—	—	4,851
Due to lessees	101	—	—	—	—	101
Deferred lease revenue	187	—	—	—	—	187
Minority interest in joint ventures	2,384	—	—	—	—	2,384
Minority interest in operating partnership	12,888	—	—	65(e)	14(e)	12,809
SHAREHOLDERS' EQUITY:						
Preferred shares, without par value; 10,000,000 shares authorized; 181,000 shares issued and outstanding	—	—	—	—	—	—
Common shares, without par value; 40,000,000 shares authorized; 17,323,712 shares outstanding	—	—	—	—	—	—
Additional paid-in capital	357,305	—	—	—	—	357,305
Distributions in excess of income	(118,870)	—	—	368(e)	78(e)	(119,316)
Other comprehensive loss	(787)	—	—	—	—	(787)
Unearned compensation – restricted shares	(1,960)	—	—	—	—	(1,960)
Total shareholders' equity	235,688	—	—	368	78	235,242
	$ 556,408	—	—	3,155	565	$ 552,688

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(unaudited, amounts in thousands, except for per share data)

| | | Pro Forma Adjustments | | | | |
| | | (a) | (a) | (f) | (g) | |
	Historical	Hilton Knoxville	Hampton Inn Cornelius	Holiday Inn Cornelius	Springfield	Pro Forma
Revenues:						
Hotel revenues						
Rooms	$36,002	—	—	166	701	$35,135
Food and beverage	17,063	—	—	67	432	16,564
Other	2,850	—	—	4	27	2,819
Total hotel revenues	55,915	—	—	237	1,160	54,518
Lease revenue	337	—	—	—	—	337
Revenues from condominium development and unit sales	9,810	—	—	—	—	9,810
Total revenues	66,062	—	—	237	1,160	64,665
Expenses:						
Hotel operating expenses						
Rooms	9,383	—	—	93	252	9,038
Food and beverage	12,945	—	—	84	408	12,453
Other direct	1,762	—	—	5	22	1,735
Indirect	18,326	—	—	132	390	17,804
Management fees – related party	946	—	—	8	—	938
Management fees – third party	728	—	—	—	35	693
Total hotel operating expenses	44,090	—	—	322	1,107	42,661
Property taxes, insurance and other	4,323	—	—	23	68	4,232
Cost of condominium development and unit sales	6,332	—	—	—	—	6,332
Real estate related depreciation and amortization	7,140	—	—	45	121	6,974
Corporate general and administrative	1,716	—	—	—	1	1,715
Total operating expenses	63,601	—	—	390	1,297	61,914
Operating income (loss)	2,461	—	—	(153)	(137)	2,751
Interest income	64	—	—	—	—	64
Other income	90	—	—	—	—	90
Interest expense	(4,340)	—	—	(24)	—	(4,316)
Amortization of deferred financing costs	(687)	—	—	(2)	—	(685)
Minority interest in earnings of joint ventures	(20)	—	—	—	—	(20)
Minority interest in loss of operating partnership	957	—	—	27	21	909
Equity in loss of unconsolidated joint ventures	(844)	—	—	—	—	(844)
Loss from continuing operations	(2,319)	—	—	(152)	(116)	(2,051)
Loss from continuing operations per share:						
Basic	$ (0.13)					$ (0.12)
Diluted	$ (0.13)					$ (0.12)
Weighted average number of common shares outstanding:						
Basic	17,317					17,317
Diluted	17,413					17,413

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(unaudited, amounts in thousands, except for per share data)

| | | Pro Forma Adjustments | | | | |
| | | (h) | (i) | (f) | (g) | |
	Historical	Hilton Knoxville	Hampton Inn Cornelius	Holiday Inn Cornelius	Springfield	Pro Forma
Revenues:						
Hotel revenues:						
Rooms	$162,479	5,443	1,390	1,285	3,206	$151,155
Food and beverage	76,939	1,723	—	485	1,863	72,868
Other	13,371	139	25	49	120	13,038
Total hotel revenues	252,789	7,305	1,415	1,819	5,189	237,061
Lease revenue	4,730	—	—	—	—	4,730
Revenues from condominium development and unit sales	8,715	—	—	—	—	8,715
Total revenues	266,234	7,305	1,415	1,819	5,189	250,506
Expenses:						
Hotel operating expenses:						
Rooms	40,638	1,398	396	469	1,030	37,345
Food and beverage	54,169	1,203	—	450	1,693	50,823
Other direct	8,501	81	35	23	99	8,263
Indirect	74,332	2,228	656	722	1,560	69,166
Management fees – related party	4,351	268	52	58	—	3,973
Management fees – third party	3,059	—	—	—	145	2,914
Total hotel operating expenses	185,050	5,178	1,139	1,722	4,527	172,484
Property taxes, insurance and other	15,901	316	83	87	285	15,130
Cost of condominium development and unit sales	6,474	—	—	—	—	6,474
Real estate related depreciation and amortization	30,174	602	183	196	479	28,714
Corporate general and administrative	6,714	47	1	(15)	4	6,677
Total operating expenses	244,313	6,143	1,406	1,990	5,295	229,479
Operating income (loss)	21,921	1,162	9	(171)	(106)	21,027
Interest income	357	—	—	—	—	357
Other income	1,095	—	—	—	—	1,095
Interest expense	(20,011)	(431)	(168)	(110)	—	(19,302)
Amortization of deferred financing costs	(2,182)	(34)	(13)	(9)	—	(2,126)
Minority interest in loss of joint ventures	(133)	—	—	—	—	(133)
Minority interest in (earnings) loss of operating partnership	640	(105)	26	44	16	659
Equity in loss of unconsolidated joint ventures	(2,040)	—	—	—	—	(2,040)
Income (loss) from continuing operations	(353)	592	(146)	(246)	(90)	(463)
Loss from continuing operations per share:						
Basic	$ (0.02)					$ (0.03)
Diluted	$ (0.02)					$ (0.03)
Weighted average number of common shares outstanding:						
Basic	17,248					17,248
Diluted	17,383					17,383

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(unaudited, amounts in thousands, except for per share data)

| | | Pro Forma Adjustments | | | | |
| | | (h) | (i) | (f) | (g) | |
	Historical	Hilton Knoxville	Hampton Inn Cornelius	Holiday Inn Cornelius	Springfield	Pro Forma
Revenues:						
Lease revenue from related party	$ 60,243	1,881	589	657	1,294	$ 55,822
Other lease revenue	11,747	—	—	—	—	11,747
Hotel revenues	6,663	—	—	—	—	6,663
Total revenues	78,653	1,881	589	657	1,294	74,232
Expenses:						
Property taxes, insurance and other	10,922	323	58	62	200	10,279
Real estate related depreciation and amortization	28,474	571	237	296	558	26,812
Corporate general and administrative	6,230	44	1	1	1	6,183
Impairment of real estate	24,000	—	1,100	2,700	2,000	18,200
Costs associated with termination of leases **(j)**	2,006	—	—	—	—	2,006
Related party costs associated with termination of leases **(j)**	12,994	—	—	—	—	12,994
Expenses related to hotel operations	5,203	—	—	—	—	5,203
Management fees – related party	208	—	—	—	—	208
Total operating expenses	90,037	938	1,396	3,059	2,759	81,885
Operating income (loss)	(11,384)	943	(807)	(2,402)	(1,465)	(7,653)
Interest income	409	—	—	—	—	409
Other income	1,071	—	—	—	—	1,071
Interest expense	(21,916)	(671)	(262)	(172)	—	(20,811)
Amortization of deferred financing costs	(1,205)	(34)	(13)	(9)	—	(1,149)
Minority interest in loss of joint ventures	193	—	—	—	—	193
Minority interest in (earnings) loss of operating partnership	2,806	(19)	85	203	115	2,384
Equity in income of unconsolidated joint ventures	589	—	—	—	—	589
Income (loss) from continuing operations	$(29,437)	219	(997)	(2,380)	(1,350)	$(24,929)
Loss from continuing operations per share:						
Basic	$ (1.71)					$ (1.45)
Diluted	$ (1.71)					$ (1.45)
Weighted average number of common shares outstanding:						
Basic	17,176					17,176
Diluted	17,281					17,281

BOYKIN LODGING COMPANY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
(unaudited, amounts in thousands, except for per share data)

| | | | Pro Forma Adjustments | | | | |
| | | | (h) | (i) | (f) | (g) | |
		Historical	Hilton Knoxville	Hampton Inn Cornelius	Holiday Inn Cornelius	Springfield	Pro Forma
Revenues:							
Lease revenue from related party		$ 71,922	2,157	570	636	1,455	$ 67,104
Other lease revenue		13,932	—	—	—	—	13,932
Other hotel revenue		6,735	—	—	—	—	6,735
Total revenues		92,589	2,157	570	636	1,455	87,771
Expenses:							
Property taxes, insurance and other		10,714	293	52	51	191	10,127
Real estate related depreciation and amortization		30,374	540	327	415	645	28,447
Corporate general and administrative		5,849	41	1	1	1	5,805
Gain on property insurance recovery		(407)	—	—	—	—	(407)
Impairment of real estate		7,000	—	—	—	—	7,000
Expenses related to hotel operations		5,212	—	—	—	—	5,212
Management fees – related party		209	—	—	—	—	209
Total operating expenses		58,951	874	380	467	837	56,393
Operating income		33,638	1,283	190	169	618	31,378
Interest income		531	—	—	—	—	531
Other income		631	—	—	—	—	631
Interest expense		(24,291)	(843)	(329)	(216)	—	(22,903)
Amortization of deferred financing costs		(1,242)	(46)	(18)	(12)	—	(1,166)
Extinguishment of debt	(k)	(745)	(58)	(23)	(15)	—	(649)
Minority interest in earnings of joint ventures		(534)	—	—	—	—	(534)
Minority interest in (earnings) loss of operating partnership		(326)	(26)	14	6	(49)	(271)
Equity in income of unconsolidated joint ventures		68	—	—	—	—	68
Income (loss) from continuing operations		$ 7,730	310	(166)	(68)	569	$ 7,085
Income from continuing operations per share:							
Basic		$ 0.45					$ 0.41
Diluted		$ 0.45					$ 0.41
Weighted average number of common shares outstanding:							
Basic		17,137					17,137
Diluted		17,305					17,305

Historical amounts have been reclassified to conform to current year presentation.

(a)   The sale of the Hilton Knoxville hotel and the Hampton Inn in Cornelius are already reflected in the historical March 31, 2003 financial statements as the sales were consummated prior to March 31, 2003. Therefore, no pro forma adjustments are necessary as of and for the three months ended March 31, 2003.

(b)   Reflects the removal of the assets and liabilities associated with the Holiday Inn in Cornelius, including the use of $0.3 million of corporate funds to repay the associated term loan.

(c)   Reflects the removal of the assets and liabilities associated with the hotel in Springfield, as well as the receipt of sale proceeds.

(d)   Net proceeds from the sale of approximately $6.2 million were used to pay off the outstanding balance of the Company's senior secured line of credit ($4.0 million), to pay a termination fee to Hilton Hotels Corporation as agreed to in the Modification Agreement entered into on April 30, 2003 ($0.7 million), and for general corporate purposes. Both the termination fee and the borrowing on the line of credit were incurred subsequent to March 31, 2003. As such, that portion of proceeds is applied to cash for the purpose of these pro forma statements.

(e)   Reflects the estimated impact of the sale on minority interest and shareholders' equity as if the sale took place on March 31, 2003. The actual impact of the sale transactions was based upon the carrying value of the assets at the time of the sale.

(f)   Reflects the removal of the earnings activity of the Holiday Inn in Cornelius as if the disposition had occurred on January 1, 2000. The gain or loss on sale is not reflected in the pro forma condensed consolidated statements of operations. The actual loss on the disposition was approximately $0.4 million.

(g)   Reflects the removal of the earnings activity of the hotel in Springfield as if the disposition had occurred on January 1, 2000. The gain or loss on sale is not reflected in the pro forma condensed consolidated statements of operations. The actual loss on the disposition was approximately $0.1 million.

(h)   Reflects the removal of the earnings activity of the Hilton in Knoxville as if the disposition had occurred on January 1, 2000. The gain or loss on sale is not reflected in the pro forma condensed consolidated statements of operations. The actual gain on the disposition was approximately $1.4 million.

(i)   Reflects the removal of the earnings activity of the Hampton Inn in Cornelius as if the disposition had occurred on January 1, 2000. The gain or loss on sale is not reflected in the pro forma condensed consolidated statements of operations. The actual loss on the disposition was approximately $0.1 million.

(j)   The costs associated with the lease terminations were not specifically allocated to individual properties and therefore are not included in the pro forma adjustments.

(k)   Reflects the reclassification of the loss on extinguishment of debt from extraordinary item to inclusion in income from continuing operations in compliance with Statement of Financial Accounting Standards No. 145. Accordingly, the expense has been presented gross in the reclassification, and minority interest has been adjusted.

(c) Exhibits.

     None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOYKIN LODGING COMPANY

By: /s/ Shereen P. Jones

    Shereen P. Jones
    Executive Vice President, Chief Financial and
    Investment Officer

Date: August 1, 2003.